Exhibit 99.B18

	POLYNOUS TRUST

	Polynous Growth Fund
	Multiple Class Plan Pursuant to Rule 18F-3, as Amended

Polynous Growth Fund (the "Fund") hereby adopts this Multiple Class Plan (the "Plan") pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), which sets forth the separate distribution arrangements and expense allocations of each class of the Fund. This Plan has been adopted by a majority of the Board of Trustees, including a majority of the independent Trustees, of Polynous Trust (the "Trust").
The Board has determined that the Plan is in the best interests of each class and the Fund as a whole.

CLASS CHARACTERISTICS

Each class of shares will represent interest in the same portfolio of investments and be identical in all respects to each other class, except as set forth below.

Class A Shares:	Class A Shares are sold subject to a front-end sales charge of
4.50% for an investment less than $50,000, 4.00% for investments over $50,000 but less than $100,000, 3.00% for investments over $100,000 but less than $250,000, 2.00% for investments over $250,000 but less than $500,000 and 0.00%
for investments $500,000 and over. Class A Shares are subject to Rule 12b-1 distribution charges with a fee of 0.25% per annum of the average daily net assets attributable to the Class A Shares.

Class C Shares:	Class C Shares are sold subject to a Contingent Deferred Sales
Charge (CDSC) of 1.0% for redemptions made within one year of purchase. Class C shares are sold subject to a minimum initial investment of $________ and subsequent investments of $_______ or more. Class C Shares are subject to Rule 12b-1 distribution charges with a fee of 1.00% per annum (of which, up to 0.25% may be service fees) payable on a monthly basis, of the Fund?s aggregate average daily net assets attributable to the Class C shares.

Class D Shares:	Class D Shares are offered for sale at net asset value per
share without a sales charge. Class D Shares are sold subject to a minimum initial investment of $10,000 and subsequent investments of $200 or more. Class D Shares are subject to Rule 12b-1 distribution charges with a fee of 0.35% per annum of the average daily net assets attributable to the Class D Shares.


The Rule 12b-1 charges associated with the Class A Shares, Class C Shares and Class D Shares shall be paid to FPS Broker Services, Inc. (the "Distributor") for (i) expenses incurred pursuant to an agreement regarding the provision of administrative support services to the holders of the respective class of shares; (ii) distribution services provided and expenses assumed in connection with distribution assistance, including, but not limited to, printing and distributing prospectuses to persons other than current shareholders of the Fund, printing and distributing advertising and sales literature and reports to shareholders in connection with the sale of the Fund's shares, and personnel and communication equipment used in servicing shareholder accounts and prospective shareholder inquiries; or
(iii) payments to the Distributor pursuant to the Underwriting Agreement between the Trust and the Distributor. The Distributor may reallow a portion or all of the 12b-1 fees received to broker-dealers or others who have executed a selling agreement with the Distributor on behalf of the respective class of shares of the Trust.

INCOME AND EXPENSE ALLOCATION

Certain expenses attributable to the Fund, and not to a particular class will be borne by each class on the basis of the relative aggregate net assets of the Fund. Notwithstanding the foregoing, the investment manager or other service provider may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 under the 1940 Act.

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by each class of shares, to the extent that any dividends are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that any distribution fees, service fees and class expenses allocated to a class will be borne exclusively by that class.

EXCHANGES AND CONVERSIONS

There shall be no exchange or conversion features associated with the Class A Shares, Class C Shares or Class D Shares.

GENERAL

The Fund's Rule 12b-1 Plans relating to the Class A Shares, Class C Shares and Class D Shares shall operate in accordance with the Conduct Rules of the National Association of Securities Dealers, Inc., Article III, Section 26.

Each Class shall vote separately and exclusively with respect to any matter related to the respective Rule 12b-1 Plan. Each Class shall vote separately with respect to any matter that relates solely to that Class.


On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act, and otherwise, will monitor the Trust for the existence of any material conflicts between the interests of the classes of shares. The Trustees, including a majority of the independent Trustees, shall take such action as is reasonably necessary to eliminate any such conflict that may develop. The investment adviser and the distributor shall be responsible for alerting the Board to any material conflicts that may arise.

Any material amendment to this Plan must be approved by a majority of the Trustees of the Fund, including a majority of the Trustees who are not interested persons of the Fund, as defined in the 1940 Act.

Date:________________, 1998